EXHIBIT 1

To the Holders of
Trust Investment Enhanced Returned Securities
Corporate Bond-Backed Certificates, Series APA 1997-8
     ZTF Class
     Amortizing Class

Pursuant to Section 4.2 of the Trust Agreement, U.S. Bank Trust National Association, as Trustee for the TIERS Corporate Bond-Backed Certificates Trust, Series APA 1997-8, hereby gives notice with respect to the Distribution occurring on February 15, 2000 (the "Distribution Date") as follows:

1. The amount of the distribution payable to the Certificateholders of each class of Certificates on the Distribution Date allocable to principal and premium, if any, and interest expressed as a dollar amount per $1,000 original face amount of securities, is:


Class            Principal      Interest        Total Distribution
ZTF Class        $0.00          $0.00           $0.00
Amortizing Class $5.719533      $14.789247      20.50878


2. The amount of aggregate interest due and not paid as of the Distribution Date is $0.00

3. No fees have been paid to the Trustee or any other party from the proceeds of the Term Assets.

4. $32,288,000 aggregate principal amount of Apache Corporation 7 3/8% Debentures due August 15, 2047 (the "Term Assets")are held for the above trust. The Term Assets are currently rated Baa1 by Moody's Investors Service, Inc. and BBB+ by Standard and Poor's Rating Group.

5. The Aggregate Certificate Principal Balance of Certificates at the close of business on the Distribution Date is:

     Class                     Principal Balance
     Amortizing Class          $23,448,334.57
     ZTF Class                 $32,288,000.00


                      U.S. BANK TRUST NATIONAL ASSOCIATION